United States securities and exchange commission logo





                              May 24, 2024

       Zhang Jian
       Chief Executive Officer
       Sunrise Real Estate Group, Inc.
       No. 18, Panlong Road
       Shanghai, PRC 201702

                                                        Re: Sunrise Real Estate
Group, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021 and 2022
                                                            Response dated May
3, 2024
                                                            File No. 000-32585

       Dear Zhang Jian:

              We have reviewed your May 3, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 26,
       2023 letter.

       Response dated May 3, 2024

       Item 1. Business, page 2

   1. We note your response to prior comment 3, including your proposed revised summary of risk factors
disclosure. In the forepart of the business section, after the paragraph where you state that you and
your subsidiaries do not have material contractual arrangements with one or more VIEs
based in China, please provide prominent disclosure about
                                                        the legal and
operational risks associated with being based in or having the majority of the
                                                        company   s operations
in China. Your disclosure should make clear whether these risks could result in a
material change in your operations or could significantly limit or completely hinder your
ability to offer or continue to offer securities to investors and cause the value of such
securities to significantly decline or be worthless. Your disclosure should address how
recent statements and regulatory actions by China   s government, such
                                                        as those related to
data security or anti-monopoly concerns, have or may impact the
 Zhang Jian
Sunrise Real Estate Group, Inc.
May 24, 2024
Page 2
      company   s ability to conduct its business, accept foreign investments, or list on a U.S. or
      other foreign exchange.
       Please contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,
FirstName LastNameZhang Jian
                                                            Division of
Corporation Finance
Comapany NameSunrise Real Estate Group, Inc.
                                                            Office of Real
Estate & Construction
May 24, 2024 Page 2
cc:       Steven Schuster
FirstName LastName